Exhibit 99.2

Special Meeting of Securityholders of

Absolute Software Corporation (the “Company”)

June 29, 2023

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102

This report sets out the matters voted upon and the results of the votes conducted at the special meeting (the “Meeting”) of holders of common shares (the “Shares”), holders of options to purchase Shares (the “Options”), holders of restricted share units (the “RSUs”), holders of performance share units (the “PSUs”) and holders of deferred share units (the “DSUs”, and together with the Shares, Options, RSUs and PSUs, collectively , the “Securities” and the holders thereof, collectively, the “Securityholders”) of the Company held on June 29, 2023.

The total number of Securities voted in person or by proxy at the meeting was 32,059,389 Securities, representing approximately 55.88% of the Company’s issued and outstanding Securities, as of the record date of May 23, 2023.

Approval of Arrangement Resolution

At the Meeting, Securityholders approved a special resolution, the full text of which is set forth in Appendix C to the management information circular of the Company dated May 26, 2023 (the “Circular”), to approve a plan of arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) involving the Company and 1414364 B.C. LTD. (the “Purchaser”). Pursuant to the Arrangement, the Purchaser will, among other things, acquire all of the outstanding Shares for a price of US$11.50 in cash per Share. Full details of the special resolution and the Arrangement are set out in the Circular, available under the Company’s issuer profile at www.sedar.com.

The following is a summary of the votes cast by holders of Shares:

	Total Votes	Voted (%)
Votes For	27,007,467	94.20
Votes Against	1,661,366	5.80

The following is a summary of the votes cast by holders of Shares, Options, RSUs, PSUs and DSUs (voting together as a single class):

	Total Votes	Voted (%)
Votes For	30,378,949	94.78
Votes Against	1,674,471	5.22

The following is a summary of the votes cast by holders of Shares, other than those holders of Shares required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions:

	Total Votes	Voted (%)
Votes For	26,655,375	94.13
Votes Against	1,661,366	5.87

DATED this 29th day of June, 2023.

ABSOLUTE SOFTWARE CORPORATION

Per:

(signed) “Peter Chess”
Peter Chess
General Counsel and Corporate Secretary

Absolute Software Corporation – Signature Page to Report of Voting Results